SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                            Kids Mart, Inc.
                           (Name of Issuer)

                 Common Stock, par value $.0001 per share
                      (Title of Class of Securities)

                                493932107
                             (CUSIP Number)

                            Gary M. Bahler, Esq.
                              General Counsel
                           Woolworth Corporation
                               233 Broadway
                            New York, NY 10279
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              May 31, 1996
          (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting benefi-cial ownership of more than five percent of the class of securi-ties described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)
               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        Exhibit Index is on Page 14


                                     13D
      CUSIP NO. 493932107                          PAGE  2  OF    PAGES

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Woolworth Corporation

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) ( )
                                                       (b) ( )

        3   SEC USE ONLY

        4   SOURCE OF FUNDS*
            OO

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            New York

                                   7    SOLE VOTING POWER
                                          1,000,000
               NUMBER OF
                SHARES             8    SHARED VOTING POWER
             BENEFICIALLY                   -0-
               OWNED BY
                 EACH              9    SOLE DISPOSITIVE POWER
              REPORTING                   1,000,000
               PERSON
                WITH              10    SHARED DISPOSITIVE POWER
                                            -0-

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,000,000

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        ( )

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.83%

       14   TYPE OF REPORTING PERSON*
            CO


          ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this Statement relates is the Common Stock, par value $.0001 per share (the "Common Stock"), of Kids Mart, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 801 S. Sentous Avenue, City of Industry, California 91748.

          ITEM 2.   IDENTITY AND BACKGROUND.

               This statement is being filed by Woolworth
          Corporation, a New York corporation ("Woolworth"), the principal executive offices of which are located at 233 Broadway, New York, New York 10279. The principal business of Woolworth and its subsidiaries is the operation of a multi-national retailing business selling a broad range of general merchandise and men's, women's and children's apparel, footwear and accessories. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Woolworth are set forth in Annex A hereto, which is incorporated herein by reference.

               During the last five years neither Woolworth nor, to the best of Woolworth's knowledge, any person named in Annex A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The 1,000,000 shares of Series A Convertible
          Preferred Stock, par value $.0001 per share (the "Preferred Stock"), of the Issuer, to which this Statement relates, were acquired by Woolworth pursuant to the Acquisition Agreement (as defined and described below), in connection with the transactions contemplated by the Settlement Agreement (as defined and described below). No funds were used, but as recited in the Acquisition Agreement, the Preferred Stock was issued to Woolworth in consideration of the transactions contemplated by the Settlement Agreement, including the cancellation of the Note (as defined below) and the satisfaction of the Advances (as defined below). No specific allocation of such consideration as between the Preferred Stock and certain other benefits received by Woolworth under the Settlement Agreement was made.

          ITEM 4.   PURPOSE OF TRANSACTION.

               Woolworth acquired the 1,000,000 shares of Preferred Stock to which this Statement relates (the "Shares") from the Issuer pursuant to the terms of a Stock Acquisition Agreement, dated as of May 30, 1996
          (the "Acquisition Agreement"), by and between the Issuer and Woolworth, entered into in connection with and constituting one of the transactions contemplated by a Mutual Release and Settlement Agreement, dated as of May 30, 1996 (the "Settlement Agreement"), by and among the Issuer, LFS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer ("LFS"), Woolworth, Kinney Shoe Corporation, a wholly owned subsidiary of Woolworth ("Kinney"), and Jack Koffman.

               Pursuant to the Settlement Agreement, the parties agreed to execute and file a stipulation of dismissal with prejudice of an action (the "Action") in California Superior Court for the County of Los Angeles entitled LFS Acquisition Corp., et al. v. Woolworth Corporation, et al., including the complaint and all cross-claims therein. The Action had arisen out of the purchase (the "Purchase") by LFS's predecessor, LFS Acquisition Corp., a California corporation, from Woolworth of the stock of Holtzman's Little Folk Shop Inc. and from Kinney of the business and assets of Kinney's Kids Mart/Little Folk Division). In addition, pursuant to the Settlement Agreement, among other things, (i) the Issuer agreed to enter into the Acquisition Agreement with Woolworth and issue the Shares to Woolworth pursuant thereto, (ii) Woolworth agreed to deliver to LFS for cancellation a promissory note of LFS (the "Note"), in the principal amount of $5,001,382, delivered to Woolworth in connection with the Purchase, and to release all amounts owed thereunder, (iii) Woolworth agreed to release claims against LFS for amounts, in excess of $4.4 million (the "Advances"), Woolworth had claimed it paid on behalf of LFS pursuant to a Transition Services Agreement (the "Services Agreement") entered into in connection with the Purchase, (iv) Woolworth agreed to release to LFS approximately $1.67 million deposited in escrow by LFS in connection with the Purchase, (v) Woolworth, Kinney and LFS agreed not to pursue the right to make any further adjustments to the purchase price paid in the Purchase and (vi) Woolworth and LFS agreed to extend the term of the Services Agreement with respect to certain of the services performed by Woolworth thereunder.

               Pursuant to the Acquisition Agreement, Woolworth represented that it was acquiring the Shares solely for its own account for the purpose of investment and not with a view to the public distribution thereof. In addition, Woolworth agreed therein that any sale or other transfer by it of the Shares, or of Common Stock received upon conversion thereof, would be subject to certain restrictions set forth in the Acquisition Agreement. See Item 6 below. Subject to the foregoing, Woolworth reserves the right, and at any time or from time to time may, (i) convert the Shares owned by Woolworth into shares of Common Stock, (ii) acquire, or agree to acquire, additional shares of Common Stock or Preferred Stock or other securities of or relating to the Issuer, (iii) sell, or agree to sell, some or all such shares of Common Stock or Preferred Stock or such other securities of or relating to the Issuer owned by Woolworth, in each such case in the open market, in negotiated transactions (including with the Issuer), pursuant to certain registration rights granted under the Acquisition Agreement or otherwise, (iv) make or receive proposals and enter into negotiations with respect to such transactions and/or (v) surrender such shares of Common Stock or Preferred Stock or such other securities of or relating to the Issuer owned by Woolworth in connection with any merger, tender offer or other acquisition transaction involving the Issuer. Woolworth's decisions in such regard will be based upon the prevailing price of the shares of Common Stock or Preferred Stock or other such securities in the open market, any underwriting of such shares and/or in any negotiated transactions, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors.

               Other than as described above, Woolworth has no plans or proposals that relate to or would result in any transactions involving the Issuer or any of its subsidiaries or securities of the type or kind listed in Item 4 of Schedule 13D adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

               (a-b) As of the date of this Statement, Woolworth beneficially owns 1,000,000 shares of the Preferred Stock, representing the current right to receive upon conversion thereof 1,000,000 shares of the Common Stock. Pursuant to the Issuer's Articles of Incorporation, each share of Preferred Stock is (i) convertible at any time into a number of shares of Common Stock equal to (x) $10.00 divided by (y) the conversion price of $10.00, as it may be adjusted from time to time, (ii) not redeemable, (iii) non-voting (except in certain limited circumstances) and (iv) has a $10.00 per share liquidation preference. Based on the 4,943,000 shares of Common Stock reported outstanding in the Issuer's Annual Report on Form 10-K for its fiscal year ended January 27, 1996, Woolworth beneficially owns approximately 16.83% of the outstanding shares of Common Stock (including shares issuable upon conversion of the Shares).

               As of the date of this Statement, Mr. M. Jeffrey
          Branman, Senior Vice President - Corporate Development of Woolworth, held directly 29,362 shares of the Common
          Stock.  As of such date Mr. Branman also directly held
          Class A Warrants of the Issuer entitling him to acquire, in the aggregate, 9,550 shares of the Common
          Stock, at an exercise price of $6.00 per share (the
          "Warrants"). According to the description of the Warrants in the Proxy Statement, dated December 14,
          1995, of the Issuer's predecessor, Frost Hanna
          Acquisition Group, Inc., the Warrants are not currently exercisable and will not become exercisable unless and until the Issuer's earnings per share for the immediately preceding fiscal year equals or exceeds $.75 per share
          (undiluted). Mr. Branman acquired all such shares and warrants prior to becoming an officer of Woolworth. Woolworth hereby disclaims beneficial ownership of any such shares or warrants held by Mr. Branman.

               Except as described above, neither Woolworth, nor, to the best knowledge of Woolworth, any of the persons listed in Annex A attached hereto, beneficially owned any shares of Common Stock as of the date of this Statement.

               (c) Except as described above, neither Woolworth, nor, to the best knowledge of Woolworth, any of the persons listed in Annex A attached hereto, has effected any transactions in the Common Stock during the last 60 days.

               (d-e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                    THE ISSUER.

                The Shares acquired by Woolworth pursuant to the Acquisition Agreement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and neither the Shares, nor shares of Common Stock received upon conversion thereof (the "Conversion Shares"), may be sold or transferred in the absence of such registration or exemption from such Act.

               Pursuant to the Acquisition Agreement, the Issuer has granted Woolworth certain registration rights with respect to the Conversion Shares. These rights include: (i) so-called "piggy-back" registration rights whenever the Issuer proposes to file a registration statement relating to the Common Stock under the Securities Act (with certain exceptions),
          (ii) an agreement of the Issuer to include the Conversion Shares in any shelf registration it effects in connection with certain warrants previously issued by it, and to use its reasonable best efforts to cause such registration statement to remain current and effective for a period of two years, and (iii) one demand registration right, exercisable at any time (subject to certain blackout periods) after 180 days following the issuance of the Shares, by holders of at least 500,000 of the Shares (or of 500,000 of the Conversion Shares, as adjusted for stock splits, combinations, dividends or reclassifications having a record date after the issuance of the Shares), unless and until such time as Woolworth is able to sell any and all Conversion Shares held by it without volume or other restrictions under Rule 144 promulgated under the Securities Act. In connection with such registration rights, the Issuer has agreed to indemnify and hold harmless Woolworth from certain liabilities arising out of any such registration.

               Pursuant to the Acquisition Agreement, Woolworth has agreed that in any sale or other transfer by it of the Shares or the Conversion Shares, it will ensure that the purchaser or transferee thereof, together with all other persons or entities with which such purchaser or transferee forms a "group" (as the term is used in Section 13(d) of the Exchange Act), does not acquire in a single transaction or series of transactions from Woolworth more than 250,000 Shares (or 250,000 Conversion Shares, as adjusted for stock splits, combinations, dividends or reclassifications having a record date after the issuance of the Shares); provided, however, that such restrictions do not apply to any registered, underwritten resale of the Shares or of the Conversion Shares involving a public distribution pursuant to the registration rights granted to Woolworth under the Acquisition Agreement or
          (ii) pledges of the Shares or Conversion Shares (if the pledgee agrees to be bound by such restrictions if it subsequently acquires such pledged shares).

                The foregoing is a summary of certain provisions of the Acquisition Agreement, and is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

               Except as described in Item 4 and as described above, as of the date of this Statement neither Woolworth, nor, to the best knowledge of Woolworth, any of the persons listed in Annex A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1   Stock Acquisition Agreement, dated as of May
                      30, 1996, by and between Woolworth
                      Corporation and Kids Mart, Inc. (without exhibits)


                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:   June 10, 1996

                                        WOOLWORTH CORPORATION

                                        By /s/ Gary M. Bahler
                                           ___________________________
                                           Name:  Gary M. Bahler
                                           Title: Vice President - General
                                                    Counsel and Secretary



                                                            ANNEX A

          EXECUTIVE OFFICERS AND DIRECTORS OF WOOLWORTH CORPORATION

                                            Principal Occuption
          Name and Title                    and Business Address

          Roger N. Farah                 Chairman of the Board and
          Chairman of the Board and      Chief Executive Officer
          Chief Executive Officer        Woolworth Corporation
                                         233 Broadway
                                         New York, New York  10279-0003

          Dale W. Hilpert                President and Chief
          President and Chief            Operating
          Operating Officer;             Officer; Director
          Director                       Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          M. Jeffrey Branman             Senior Vice President -
          Senior Vice President -         Corporate Development
           Corporate Development         Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          John E. DeWolf III             Senior Vice President -
          Senior Vice President -         Real Estate
           Real Estate                   Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          John F. Gilespie               Senior Vice President -
          Senior Vice President -         Human Resources
           Human Resources               Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          Andrew P. Hines                Senior Vice President and
          Senior Vice President and       Chief Financial Officer
           Chief Financial Officer       Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          Gary M. Bahler                 Vice President,
          Vice President,                 General Counsel and
           General Counsel and           Secretary
          Secretary                      Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          John H. Cannon                 Vice President and
          Vice President and             Treasurer
          Treasurer                      Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          John A. Wozniak                Vice President and
          Vice President and             Controller
          Controller                     Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          J. Carter Bacot                Chairman of the Board and
          Director                        Chief Executive Officer
                                         The Bank of New York
                                          Company, Inc.
                                         48 Wall Street
                                         New York, New York 10005-2901

          Purdy Crawford                 Chairman of the Board
          Director                       Imasco Limited (Canada)
                                         600, de Maisonneuve Blvd. W.
                                         19th Floor
                                         Montreal, PQ H3A 3K7,
                                         Canada

          Philip Geier, Jr.              Chairman of the Board and
          Director                        Chief Executive Officer
                                         Interpublic Group of
                                           Companies, Inc.
                                         1271 Ave. of the Americas
                                         New York, New York 10020

          Helen Galland                  President and Chief
          Director                        Executive Officer
                                         Helen Galland Associates
                                         777 Third Avenue
                                         New York, New York 10017

          Jarobin Gilbert, Jr.           President and
          Director                        Chief Executive Officer
                                         DBSS Group, Inc.
                                         301 East 57th Street
                                         New York, New York 10022

          Margaret P. MacKimm            Retired
          Director                       c/o Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-
                                         0003

          John J. Mackowski              Retired
          Director                       c/o Woolworth Corporation
                                         233 Broadway
                                         New York, New York 10279-0003

          James E. Preston               Chairman of the Board and
          Director                         Chief Executive Officer
                                         Avon Products, Inc.
                                         9 W. 57th Street
                                         New York, New York 10019-2701

          Christopher A. Sinclair        Chairman and Chief
          Director                       Executive Officer
                                         Pepsi-Cola Company,
                                           a division of Pepsico, Inc.
                                         700 Anderson Hill Road
                                         Purchase, New York 10577-1403


          Exhibit Index

          Exhibit   Description
          Page

          1         Stock Acquisition Agreement, dated as of      15
                    May 30, 1996, by and between Woolworth
                    Corporation and Kids Mart, Inc. (without exhibits)